EXHIBIT 99.12

CONSENT OF HANS ANDERSEN

CONSENT OF AUTHOR / EXPERT

I hereby consent to the use of my name, Hans Andersen, and reference to my name, the technical report entitled “NI 43-101 Technical Report Séguéla Project, Feasibility Study, Worodougou Region, Cote d’Ivoire”, dated May 26, 2021 with an effective date of April 19, 2021, which details the results of a feasibility study on the Company’s Séguéla gold Project (the “Séguéla Report”), and the information contained in the Séguéla Report described or incorporated by reference in the Company’s Annual Report on Form 40-F for the year ended December 31, 2022 filed with the United States Securities and Exchange Commission.

Dated: March 30, 2023

“Hans Andersen”

Hans Andersen, MAIG (#5746)